Quarterly Activities Report

For the Three months Ending 30 SEPTEMBER 2023

Key Highlights:

NOVONIX Anode Materials

▪
Achieved Key Milestones and Established Pathway to Profitable Anode Material Production in the U.S.
▪
Active Negotiations on DOE Grant Terms and Conditions
▪
Continued Progress Towards DOE ATVM Loan
▪
Progressed Anode Customer Discussions and NAM Operational Targets

NOVONIX Battery Technology Solutions

▪
Commissioned Cathode Pilot Line
▪
Announced Results of Engineering Study on Proprietary All-Dry, Zero-Waste Cathode Synthesis Process
▪
Secured Financial Support from the Government of Canada for Cathode and Data Product Research and Development
▪
Announced Collaboration with SandboxAQ on Breakthrough AI Solutions for Battery Technology

Corporate

▪
Announced Appointment of Suresh Vaidyanathan to Board of Directors
▪
Quarter End Cash Balance of US$86.8million

Dr. Chris Burns, CEO of NOVONIX, noted, “In the third quarter, we were able to showcase the operational successes we have achieved throughout the year. We met the target engineering specification of our Generation 3 furnace technology at mass production scale, a first in the world technology and a breakthrough in the ability to cost-effectively graphitize materials in the most environmentally sustainable way. China recently announced export controls on graphite, continuing to emphasize the importance of NOVONIX's position to produce this key material in the USA. We are also very excited about the progress made in commissioning our cathode pilot line and the results from a third-party engineering study on our all-dry, zero waste cathode synthesis process, another significant development which we expect to become an integral part of the future of NOVONIX.

NOVONIX Limited (ASX: NVX)
ACN 157 690 830
Level 38, 71 Eagle Street
Brisbane QLD 4000	www.novonixgroup.com
AUSTRALIA	ASX: NVX Nasdaq: NVX

26 October 2023

We expect our balance sheet and cash position to support our operating expenses into 2025, at which time we anticipate our revenues to materially increase from our synthetic graphite production. We continue to pursue capital to fund our planned growth, through government programs, like the DOE MESC and DOE ATVM programs, strategic partners, and other capital sources.”

Two Generation 3 Furnace systems and milling equipment installed in NOVONIX’s Riverside facility

NOVONIX Anode Materials (NAM)

NOVONIX Anode Materials (“NAM”), located in Chattanooga, Tennessee, USA, manufactures high-performance synthetic graphite anode materials used to make lithium-ion batteries that power electric vehicles, personal electronics, medical devices, and energy storage units. The Company has recently increased its production target up to 20,000 tonnes per annum (tpa) at its first manufacturing plant at Riverside in Chattanooga. This is double the initial target of 10,000 tpa at the Riverside plant.

The Company plans to begin production in late 2024 at an initial 3,000 tpa to meet its contractual terms with KORE Power, and intends to eventually reach 150,000 tpa of total production capacity in North America. In the first quarter of 2023, the Generation 3 furnaces produced material that fully met its specification targets for EV-grade synthetic graphite. In the third quarter of 2023, the Company met the engineering specifications for performance and efficiency of Generation 3 furnace systems and remains on track for commercial deliveries of anode material. The Company continues to leverage this progress in its engagements with prospective customers with whom the Company is in discussions about product qualification, production timelines and potential supply agreements from Riverside and future facilities.

The Company expects to complete updated engineering work to obtain the expanded capacity target at the Riverside facility in the first quarter of 2024. This engineering report will enable the continued deployment of additional mass production equipment for the start of commercial production in late 2024. Highlights and updates from the third quarter include:

NOVONIX Limited (ASX: NVX)		2 | Page
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

26 October 2023

▪
Continued operation at Riverside of NOVONIX’s proprietary Generation 3 graphitization furnaces which are being optimized ahead of the planned start of production in 2024 to support KORE Power’s required volume and other potential customers.
▪
Progressed engagements with Tier One cell and automotive manufacturers through additional material sampling and qualification.
▪
Ongoing site selection process for a new high-performance battery grade synthetic graphite production facility.
▪
Continued negotiation with the Department of Energy (DOE) on terms and conditions related to the announced grant.
▪
Continued discussions with DOE Loan Programs Office (LPO) and invited to progress to next stage (Stage 3 Due Diligence) of the loan approval process.
▪
Engineering work to be completed in the first quarter of 2024 for the Riverside facility and will serve as a basis for our next proposed facility.

One of the Company’s grades of synthetic graphite produced from the latest production campaigns, GX-23, was analyzed and met all target physical and electrochemical specifications. The below figure shows 130 hours of data from the most recent production campaign. The continuous output from a single Generation 3 Furnace, producing multiple tonnes of material, was confirmed to meet the target for the degree of graphitization for the product.

Process economics for synthetic graphite are defined by three drivers: raw input costs (primarily needle coke supplied through our strategic partner and major shareholder, Phillips 66); energy costs from Tennessee Valley Authority (TVA); and operating costs, which include labor and depreciation among other items. Customers require different product specifications which influence the costs. These recent production campaigns demonstrate the Company’s ability to reach competitive cost targets.

NOVONIX Limited (ASX: NVX)		3 | Page
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

26 October 2023

Currently the Company is targeting operating margins ranging from 23% to 28% based on estimated sales prices ranging from $7/kg to $10/kg depending on customer product specifications. The Company is continuing to work with government programs for financial support that may further improve NOVONIX’s cost structure such as the 45X Advanced Manufacturing Production Credit. The below figure shows the Company’s current estimates for production economics at Riverside with ranges representing different products with varying cost structures and target sale prices.

U.S. Department of Energy Funding Opportunities

The Biden Administration’s Inflation Reduction Act (IRA) and the Bipartisan Infrastructure Law (BIL) have provided financial incentives for companies to build a robust supply chain in the United States.

As a beneficiary of the BIL, the Company was selected to receive US$150M for a greenfield project to produce an initial 30,000 tpa of capacity with additional installed facility and infrastructure to support expansion and supply the EV battery supply chain in the United States. The Company remains in active discussions with the DOE Office of Manufacturing and Energy Supply Chains (MESC) regarding the scope and use of this grant funding.

The DOE Loan Programs Office (LPO) has US$15.1B in loan authority to support the manufacture of eligible light-duty vehicles and qualifying components under the Advanced Technology Vehicles Manufacturing Loan Program (ATVM) and provides debt capital at U.S. Treasury rates. In October 2022, the Company formally submitted its application for a loan under the ATVM program. The loan, if received, could contribute a large component of the funding needed for the Company’s current plans for NAM’s growth. In the second quarter of 2023, the Company was invited by DOE LPO to enter due diligence (Stage 3) and is working with DOE LPO to begin the formal due diligence process.

NOVONIX Limited (ASX: NVX)		4 | Page
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

26 October 2023

These government programs provide a significant opportunity to support the Company’s financing needs. The Company is working with both MESC and LPO to understand how the different sources of financing support can best be used in tandem to support the Company’s growth plans and effectuate the Biden Administration’s industrial policy aims for growing a domestic battery supply chain onshore.

NOVONIX Battery Technology Solutions (BTS)

NOVONIX Battery Technology Solutions (“BTS”) is an innovation leader in battery research and development, along with providing advanced battery testing equipment and services on a global scale. BTS has front-line access across the battery value chain and continues to be an industry leader, delivering materials and technologies to support high-performance and cost-effective battery development.

The Company is collaborating with Sandbox AQ, an enterprise SaaS company that combines artificial intelligence (AI) with quantum analysis (AQ) to address some of the world’s most challenging problems, to predict the lifespan of lithium-ion batteries. The Company intends to leverage SandboxAQ’s AI-driven chemical simulation software and the Company’s Ultra-High Precision Coulometry (UHPC) technology and extensive battery cell prototyping and testing capabilities to enhance its data and analytics services. This enhanced data and analytics offering complements the Company’s UHPC testing equipment and R&D prototyping and testing services to provide actionable information faster for the battery industry. The resulting models will be used for data products and services in the first half of 2024, building on the Company’s purpose-built, proprietary, battery data platform.

BTS is receiving up to CAD$3M (USD$2.23M) in research and development funding and advisory services from the National Research Council of Canada Industrial Research Assistance Program (NRC IRAP).The Company will use the funds to advance both its collaboration with SandboxAQ towards data analytics and the Company’s all-dry, zero-waste cathode materials development and pilot line

In the three months ending 30 September 2023, BTS continued to build a strong pipeline with distributors to support revenue growth for hardware sales and continued to add and expand key strategic accounts for R&D service offerings. Additional highlights and updates from the third quarter include:

Quarter Ending	30 September 2023	30 June 2023	31 March 2023	31 December 2022
Revenue	US$1.78M	US$1.51M	US$2.41M	US$1.19M

Note: Quarterly revenue figures have not been audited.

▪
Expanded UHPC battery testing equipment distribution agreement with Alvatek to include Ireland.
▪
Nominated for the Halifax Chamber of Commerce Business of the Year (Exporter of the Year) award.

NOVONIX Limited (ASX: NVX)		5 | Page
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

26 October 2023

Cathode Pilot Line

The Company has continued its investment in the intellectual property developed around all-dry, zero-waste cathode synthesis technology, which the Company believes could enable a substantial reduction in the cost of producing high energy density (high nickel-based) cathode materials including cobalt-free materials, an industry game-changer. The Company announced it successfully completed the commissioning of its 10 tpa cathode pilot line in July 2023. The cathode pilot line’s first product, a mid-nickel grade of single-crystal cathode material (NMC622), produced using its patent-pending, all-dry, zero-waste synthesis technology, is performing in line with leading cathode materials from existing suppliers in full-cell testing. NOVONIX will use the pilot line to further demonstrate the manufacturability of the Company’s cathode materials and technology, including high-nickel (e.g. NMC811) and cobalt-free materials and the performance of these materials in industrial format lithium-ion cells, leveraging the technological capabilities at BTS.

This patent-pending process – and the innovations resulting from it – are transformational for the battery industry, decreasing processing complexity which should result in a substantial reduction in costs and waste (e.g. elimination of sodium sulfate) in the cathode manufacturing process.

Hatch Ltd, a global engineering consultancy firm, was commissioned to conduct a commercial-scale capital and operating cost comparison study, as well as a high-level evaluation of plant emissions and impacts to natural resources, between the Company’s patent-pending process and the old-style conventional wet-chemical process (“conventional process”). The Company’s all-dry, zero-waste cathode synthesis process was built upon Dry Particle Microgranulation, which requires fewer steps than the conventional process, while producing no sodium sulfate, reducing facility cooling water by an estimated 65% and eliminating the water needed for core materials processing.

The Hatch study found that the NOVONIX process may potentially reduce power consumption by an estimated 25% and practically eliminate waste byproduct generation over the conventional process. These factors contributed to a potential processing cost reduction of an estimated 50% (excluding material feedstock costs) and potentially lower capital costs by an estimated 30% when considering a 30,000 tpa high-nickel cathode manufacturing facility. Based on the scoping study comparing the two processes, the NOVONIX process is estimated to consume fewer natural resources, likely requiring essentially no reagents and generating fewer waste streams. As a result, the NOVONIX process is likely a far more environmentally friendly and sustainable process than the conventional process.

The Company’s 10 tpa cathode synthesis pilot line allows continued progress to develop and demonstrate larger test samples and accelerate commercial discussions with potential partners and customers. The Company has begun commercial discussions with precursor and cathode suppliers regarding the Company’s cathode materials and technology including sampling of products.

Corporate

▪
NOVONIX participated in the following events:
▪
Bernstein hosted a virtual fireside chat on building the U.S. battery supply chain with NOVONIX CEO, Dr. Chris Burns on September 12, 2023.

NOVONIX Limited (ASX: NVX)		6 | Page
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

26 October 2023

▪
The Battery Show in Novi, Michigan on September 11-12 and hosted two presentations about our BTS and NAM business products and services.
▪
Piper Sandler Battery Summit held in conjunction with the Growth Frontiers Conference on September 13, 2023 in Nashville, Tennessee.
▪
Raymond James Strategic Metals & Materials Virtual Conference on September 21, 2023.
▪
Shaw and Partners Sales Desk Briefing Video Conference on September 21, 2023.
▪
A total of US$230,000 was paid to directors and their associates for salaries, director fees and superannuation during the quarter ended 30 September 2023.
▪
The Company announced the appointment of Suresh Vaidyanathan, Vice President, Emerging Energy for Phillips 66, to its Board of Directors, effective September 6th. Mr. Vaidyanathan replaces outgoing Board member Zhanna Golodryga, Executive Vice President of Emerging Energy at Phillips 66. Pursuant to Phillips 66’s 2021 investment in the Company, Phillips 66 maintains the right to nominate a member to the Board of NOVONIX. Suresh Vaidyanathan is Vice President, Emerging Energy, for Phillips 66. A chemical engineer by training, Mr. Vaidyanathan has more than 30 years of global experience in the downstream oil and gas industry. Prior to assuming his current role in 2023, he served in a variety of refining, technical services, operations and strategy leadership roles across Phillips 66. He started his career at HPCL of India in 1991 (formerly Exxon-Caltex Refining), and later worked in the Fractionation industry with Koch Industries and Sulzer Chemtech in India, Europe and the U.S. Mr. Vaidyanathan holds a masters degree in chemical engineering from the Indian Institute of Technology (IIT), and an MBA from Southern Methodist University.
▪
Lori Mcleod was promoted to President of Battery Technology Solutions from Director of Marketing. In her new role, she will have operational oversight of the BTS division.

Cash Balance

The Company’s cash balance at 30 September 2023 was US$86.8 million.

Capital Expenditures

The Company invested US$2.88 million in the third quarter of 2023 inclusive of capital towards production assets at its Riverside facility in Tennessee and US$0.46 million towards the cathode pilot line in Nova Scotia.

ESG Update

The Company continues to prioritize its Environmental, Social and Governance (ESG) policies and reporting. The Company has implemented a standing ESG management committee and is applying materiality assessment in prioritizing its efforts to develop and expand its ESG program.

The Company recognizes that ESG considerations have a material impact on its business and stakeholders. The Company is committed to operating a profitable, ethical, and sustainable business and is actively articulating and developing an ESG program aligned with its values. As the Company continues

NOVONIX Limited (ASX: NVX)		7 | Page
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

26 October 2023

to develop its ESG program, management is committed to transparency with respect to the Company’s performance and progress in achieving its ESG objectives. To follow the Company’s sustainability efforts and for more ESG information, click on the website link to access the NOVONIX sustainability page.

Environmental

The Company’s mission is to develop innovative, sustainable technologies and high-performance materials to service the electric vehicle and energy storage industries. Recently, the Company highlighted how its new all-dry, zero-waste cathode synthesis process eliminates wastewater, solvents, and other solid waste streams. The Company previously commissioned a Life Cycle Assessment (LCA)[1] on the NOVONIX process for production of GX-23 synthetic graphite material, and demonstrated a ~60% decrease in global warming potential (GWP) relative to conventional anode grade synthetic graphite and a 30% decrease compared to natural graphite, both supplied from China.

1 - Tennessee Valley Authority, 2022 Sustainability Report notes 52% of power is from carbon-free sources. 2 - The Life Cycle Assessment (LCA) conducted by Minviro Ltd. demonstrated a ~60% decrease in global warming potential (GWP) relative to conventional anode grade synthetic graphite versus Chinese product.

NOVONIX Limited (ASX: NVX)		8 | Page
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

26 October 2023

Social The health, safety, and well-being of our employees and the communities we operate in are essential to the Company’s success and growth.

Governance

The Company believes strong corporate governance is central to its business objectives and a critical element contributing to the preservation of shareholder value. Oversight of the Company’s ESG program is the responsibility of the Nominating & Corporate Governance Committee of the Board of Directors.

NOVONIX Limited (ASX: NVX)		9 | Page
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

26 October 2023

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding current legislation, graphite and battery markets, our joint research and development agreement with LG Energy Solution, future supply commitments, the development of our proposed new facility for the production of anode materials for EV batteries, our ability to scale-up production of our anode or cathode materials, the anticipated performance and benefits of our anode and cathode materials, and the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, our ability to achieve the objectives and financial benefits of the joint venture, the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing, and regulatory developments in the Canada, United States, Saudi Arabia, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

NOVONIX Limited (ASX: NVX)		10 | Page
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

26 October 2023

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Industry and Market Data

This Report contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Report also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all the disclosure contained in this Report and we believe the third-party market position, market opportunity and market size data included in this Report are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports.

NOVONIX Limited (ASX: NVX)		11 | Page
ACN 157 690 830
Level 38, 71 Eagle Street	www.novonixgroup.com
Brisbane QLD 4000	ASX: NVX Nasdaq: NVX
AUSTRALIA

26 October 2023

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
NOVONIX LIMITED
ABN	Quarter ended (“current quarter”)
54 157 690 830	30 September 2023

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (9 months) $USD’000
1.	Cash flows from operating activities
1.1	Receipts from customers	1,387	6,102
1.2	Payments for
	(a) research and development	(2,395)	(3,846)
	(b) product manufacturing and operating costs	(1,196)	(3,744)
	(c) advertising and marketing	(63)	(225)
	(d) leased assets	-	-
	(e) staff costs	(3,951)	(13,131)
	(f) administration and corporate costs	(3,619)	(15,833)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	1,028	1,273
1.5	Interest and other costs of finance paid	(518)	(1,462)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	377	774
1.9	Net cash from / (used in) operating activities	(8,950)	(30,092)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (9 months) $USD’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	(4,067)	(17,267)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	(3)	(8)
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other – Refunds / (payments for security deposits	974	7,796
2.6	Net cash from / (used in) investing activities	(3,096)	(9,479)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	30,000
3.3	Proceeds from exercise of options	232	284
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(6)	(58)
3.5	Proceeds from borrowings	-	754
3.6	Repayment of borrowings	(268)	(786)
3.7	Transaction costs related to loans and borrowings	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $USD’000	Year to date (9 months) $USD’000
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(217)	(437)
3.10	Net cash from / (used in) financing activities	(259)	29,757

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	99,075	99,039
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(8,950)	(30,092)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(3,096)	(9,479)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(259)	29,757
4.5	Effect of movement in exchange rates on cash held	(18)	(2,473)
4.6	Cash and cash equivalents at end of period	86,752	86,752

5.	Reconciliation of cash and cash equivalents	Current quarter $USD’000	Previous quarter $USD’000
	at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	58,722	64,137
5.2	Call deposits	28,030	34,938
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	86,752	99,075

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

6.	Payments to related parties of the entity and their associates		Current quarter $USD'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		232
6.2	Aggregate amount of payments to related parties and their associates included in item 2		-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Payments to related parties (directors and Nick Liveris) includes director fees, salary and wages and superannuation.

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $USD’000	Amount drawn at quarter end $USD’000
7.1	Loan facilities	39,949	38,567
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	39,949	38,567

7.5	Unused financing facilities available at quarter end		1,382
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

•
Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 8.3%. As at 30 September 2023 the facility has been fully drawn down.
•
On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business operates. The Group entered into a loan facility to purchase the land and buildings. The total available under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,953,060.67 as at 30 September 2023. Interest rate is variable and is currently 8.3%. The full facility is repayable in monthly instalments, commencing 31 December 2022 and ending 30 November 2047. The land and buildings have been pledged as security for the bank loan.
•
Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group’s freehold land and buildings. The facility is repayable in monthly instalments, commencing 31 December 2023 and ending 30 November 2033. Interest rate is variable and is currently 7.8%. As at 30 September 2023 it has been drawn down to CAD$500,000.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$450,000. As at 30 September 2023 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 December 2025.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 30 September 2023 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 April 2020 and ending 1 March 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As at 30 September 2023 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.
•
Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,886,000. As at 30 September 2023 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.
•
On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as at 30 September 2023. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.

8.	Estimated cash available for future operating activities	$USD’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(3,096)
8.2	Cash and cash equivalents at quarter end (item 4.6)	86,752
8.3	Unused finance facilities available at quarter end (item 7.5)	1,382
8.4	Total available funding (item 8.2 + item 8.3)	88,134

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	28.5

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
8.6.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer: N/A

8.6.2.
Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A
8.6.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer: N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1.
This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2.
This statement gives a true and fair view of the matters disclosed.

Date:	26 October 2023

Authorised by:	By the Chairman of the Board

(Name of body or officer authorising release – see note 4)

ASX Listing Rules Appendix 4C (17/07/20)	Page 6
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.
2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.
3.
Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.
5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 7
+ See chapter 19 of the ASX Listing Rules for defined terms.